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July 1, 2021
VIA EDGAR AND FEDEX DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Keira Nakada
Doug Jones
Cara Wirth
Jacqueline Kaufman

Re:	Riskified Ltd.
Amendment No. 2 to
Draft Registration Statement on Form F-1
Confidentially submitted on June 15, 2021
CIK No. 0001851112
Ladies and Gentlemen:
On behalf of Riskified Ltd. (the “Company”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on April 16, 2021, as amended on June 15, 2021 (the “Submission No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on June 25, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from the Submission No. 3, as well as a copy of this letter.
For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement

July [1], 2021

Merchant Testimonials, page 125
1.Please provide supplemental support for each claim that you make in this section about your performance. To the extent that you cannot provide supplemental support for these statements, please remove the statements or describe them as management's or a third party's belief. In addition, if any third party was compensated or received a discount for an endorsement or testimonial, please disclose the fact.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130 through 135.
General
2.Your Exhibit Index includes a notation that certain provisions of exhibit 4.3 have been redacted pursuant to Regulation S-K, Item 601(a)(6). If true, please revise exhibit 4.3 to include a prominent statement on the first page that certain identified information has been excluded from the exhibit because it is both not material and is the type of information that you treat as private or confidential. Refer to Item 601(b)(2)(ii) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the first page of exhibit 4.3.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Eido Gal, Chief Executive Officer, Riskified Ltd.
Aglika Dotcheva, Chief Financial Officer, Riskified Ltd.
Eric Treichel, Vice President of Legal, Riskified Ltd.
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Stelios G. Saffos, Esq., Latham & Watkins LLP
Brittany D. Ruiz, Esq., Latham & Watkins LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
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